SCHEDULE 14 A INFORMATION


     Proxy Statement Pursuant to Section 14 (a) of the Securities Exchange Act of 1934


Filed by the Registrant / /
Filed by a Party other than the Registrant /x/


Check the appropriate box:

/ /      Preliminary Proxy Statement
/x/      Definitive Proxy Statement
/ /      Definitive Additional Materials
/ /      Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
     / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))

                                            THE UNITED KINGDOM FUND INC.

                        (Name of Registrant as Specified in Its Charter)

                                                  Phillip Goldstein

                                     (Name of Person(s) Filing Proxy Statement,
                                            if other than the Registrant)

Payment of Filing Fee (Check the appropriate box)

/x/      No fee required.
/ /      Fee computed on table below per Exchange Rules 14a-6(i) (4) and 0-11.

     (1) Title of each class of securities to which transaction applies: Not applicable.
     (2) Aggregate number of securities to which transaction applies: Not applicable.
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined) : Not applicable.
     (4)      Proposed maximum aggregate value of transaction: Not applicable.
     (5)      Total fee paid: Not applicable.

/ /      Fee paid previously with preliminary materials.

     / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         (1)      Amount Previously Paid: Not applicable.
         (2)      Form, Schedule or Registration Statement No.: Not applicable.
         (3)      Filing Party: Not applicable.
         (4)      Date Filed: Not applicable.

                                            THE UNITED KINGDOM FUND INC.

                           PROXY STATEMENT OF PHILLIP GOLDSTEIN IN OPPOSITION
                                  TO MANAGEMENT'S SOLICITATION OF PROXIES

     This Proxy Statement and the enclosed GREEN Proxy Card are furnished in connection with a solicitation of proxies by Phillip Goldstein ("Goldstein"), to be used at the Annual Meeting of Stockholders ("Meeting") of The United Kingdom Fund Inc. ("Fund") to be held on Tuesday, September 15, 1998 at 11:00 a.m. at the Waldorf-Astoria Hotel, 301 Park Ave., 4th Floor, New York, New York, (i) to elect five directors of the Fund to serve for a one-year term and until their successors are duly elected and qualified, (ii) to ratify or reject the selection of Ernst & Young LLP as the Fund's independent auditors; (iii) to amend and restate the charter to convert the Fund from a closed-end investment company to an open-end investment company and (iv) to transact such other business as may properly come before the Meeting or any adjournment thereof. Goldstein is soliciting proxies with respect to all of the foregoing matters.

     It is expected that this Proxy Statement will be mailed to stockholders of record on or about August 26, 1998. Goldstein's address is 60 Heritage Drive, Pleasantville, New York 10570.

                                                     IMPORTANT

     Please carefully review this Proxy Statement and the enclosed GREEN Proxy Card and vote FOR the election of the Goldstein Nominees (as hereinafter defined) to the Board of Directors and FOR all of the other Proposals contained in this Proxy Statement by so indicating and by signing, dating and mailing the GREEN Proxy Card promptly in the enclosed envelope.

         ONLY A STOCKHOLDER OF RECORD ON THE RECORD DATE OF JUNE 26, 1998 IS ENTITLED TO VOTE AND TO EXECUTE A PROXY.

         REMEMBER, ONLY YOUR LATEST DATED, VALIDLY EXECUTED PROXY WILL COUNT. THEREFORE, EVEN IF YOU HAVE ALREADY RETURNED A WHITE
MANAGEMENT PROXY CARD, YOU CAN VOTE FOR THE GOLDSTEIN NOMINEES AND
FOR THE OTHER PROPOSALS IN THIS PROXY STATEMENT BY RETURNING A LATER DATED GREEN PROXY CARD. AFTER YOU RETURN A GREEN PROXY CARD, PLEASE
DO NOT SUBSEQUENTLY RETURN ANY WHITE PROXY CARD, EVEN TO VOTE
AGAINST MANAGEMENT'S BOARD SLATE, AS THAT MAY REVOKE THE GREEN PROXY YOU HAVE SUBMITTED.

     If you own shares of the Fund's Common Stock, but your stock certificate is held for you by a brokerage firm, bank or other institution, only such entity, as the owner of record, can vote your shares. The brokerage firm, bank, or other institution holding your shares is required to forward proxy materials to you and to solicit your instructions with respect to the granting of a proxy; it cannot vote your shares on all matters without your instructions. THEREFORE, PLEASE INSTRUCT THE BROKERAGE FIRM, BANK, OR OTHER INSTITUTION HOLDING YOUR SHARES TO VOTE SUCH SHARES FOR THE ELECTION OF THE GOLDSTEIN NOMINEES

TO THE BOARD OF DIRECTORS AND FOR ALL OF THE OTHER PROPOSALS BY
PROMPTLY MARKING, SIGNING, DATING AND MAILING YOUR GREEN PROXY CARD IN THE ENVELOPE PROVIDED. WHERE YOU SIGN AND DATE YOUR CARD BUT SPECIFY NO CHOICE ON YOUR GREEN PROXY CARD, IT WILL BE VOTED FOR THE GOLDSTEIN NOMINEES AND FOR EACH OTHER PROPOSAL IN THIS PROXY STATEMENT.

     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting in person, by giving written notice to the Secretary of the Fund at The United Kingdom Fund, Inc., c/o Bear Stearns Funds Management, Inc., 245 Park Ave., 15th Fl,. New York, NY 10167 stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.

     As of June 26, 1998, the Fund had 4,011,655 shares of Common Stock issued and outstanding. Stockholders of the Fund will vote as a single class.

     YOU CAN SEND A MESSAGE THAT YOU FAVOR PROMPT ACTION TO ENHANCE SHAREHOLDER VALUE BY NARROWING THE DISCOUNT OF THE FUND'S SHARES TO NET ASSET VALUE ("NAV") BY VOTING FOR THE GOLDSTEIN NOMINEES AND FOR THE OTHER PROPOSALS IN THIS PROXY STATEMENT.

     VOTE REQUIRED The Fund's proxy statement provides that Proposals 1 and 2 concerning the election of directors and the ratification of accountants require the favorable vote of the holders of a majority of the shares present and entitled to vote at the meeting at which a quorum is present, while Proposal 3 concerning the possible open-ending of the Fund requires the favorable vote of the holders of two-thirds of the Fund's outstanding shares. The Fund has stated that it intends to treat a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power) as present for quorum purposes if the proxy represented by that non-vote votes on at least one Proposal. Consequently, broker non-votes and abstentions will have the effect of a vote against each proposal.

                                                   PROPOSAL No. 1

                                               ELECTION OF DIRECTORS

     Goldstein is proposing the election of his nominees so that the stockholders will have an opportunity to elect Directors who will seek to take prompt action to enhance stockholder value if the stockholders indicate by their vote at the Meeting that they favor such action. The Goldstein Nominees do not believe that the Fund's current Board of Directors is sufficiently committed to increasing shareholder value as evidenced by its long-standing opposition to converting the Fund to an open-end investment company (Proposal No. 3). A majority of the votes cast at the Meeting in person or by proxy may vote in favor of converting the Fund to an "open-end" format, as occurred in 1997, but such affirmative vote may still be less than the affirmative vote of a majority of the outstanding shares to Proposal No. 3 required by the current Board of Directors for the Board to reconvene and adopt a plan to convert to an open-end investment company, liquidate the Fund or merge with an open-end fund. If the Goldstein Nominees are elected and conclude that the stockholders' vote on Proposal Number 3 to open-end the Fund represents support for affirmative action to narrow the discount of the Fund's shares to its NAV, they will actively consider various measures designed to enhance stockholder value, including, but not limited to, converting the Fund to an open-end investment company; open market share repurchases; conducting a share repurchase offer at NAV; merging the Fund with an existing open-end fund or liquidating the Fund. Open- ending the Fund requires the approval of at least a majority of the Fund's outstanding shares and merging or liquidating the Fund requires the approval of at least two-thirds of the Fund's outstanding shares. The Goldstein Nominees believe that such approval could be obtained if these measures were endorsed by the Board. As of June 26, 1998, (i) Goldstein (and his wife) directly owned 100 shares of the Fund's Common Stock and (ii) Goldstein may be deemed to beneficially own a total of 9,400 shares of Common Stock (collectively the "Goldstein Shares").

     Goldstein proposes that stockholders of the Fund elect the following nominees: Richard Barone, Gerald Hellerman, Robert Kelly, Adam Shapiro and
Phillip Goldstein (collectively the "Goldstein Nominees") to serve for a one-year term, and, in each case, until his respective successor is duly elected and qualified. The following information is provided regarding each of the Goldstein Nominees, none of whom is now serving or has previously served as a director of the Fund and none of whom has been compensated by the Fund. None of the Goldstein Nominees is deemed to be an "interested person" of the Fund, as defined in the Investment Company Act of 1940, as amended ("1940 Act"), except for Messrs. Barone and Kelly who are affiliated with brokerage firms.
Name, Principal Occupation and Business Experience for Past Five Years

Richard Barone- Age 59

     Since 1973, Mr. Barone has served as President and Chief Executive Officer of the Maxus Investment Group, an investment advisory and securities brokerage firm. He manages the Maxus Equity Fund and the Maxus Income Fund which are registered open-end investment companies.

Gerald Hellerman  - Age 51

     Since 1993, Mr. Hellerman has served as the managing director of Hellerman Associates, which provides financial consulting and litigation support services to private clients in government related matters. From 1976 to 1993, Mr. Hellerman was the Chief Financial Analyst for the United States Department of Justice. He is a trustee of the Third Avenue Trust, the Third Avenue Value Fund , the Third Avenue Small Cap Value Fund and the Third Avenue High Yield Fund, which are registered open-end investment companies.

Robert Kelly, C.F.A.-Age 59

     Since 1978, Mr. Kelly has served as an officer and director of Forbes, Walsh, Kelly & Co., a registered securities broker/dealer. Mr. Kelly is the general partner of Andiero Partners, an investment partnership.

Adam Shapiro -Age 34

     Since 1995, Mr. Shapiro has served as founder and principal of Advantage Capital Management, an investment advisory firm with expertise in closed-end investment companies, and as the General Partner of Advantage Partners, L.P., an investment partnership. From 1994 to 1995, Mr. Shapiro was a portfolio manager with Deep Discount Advisors, Inc. a registered investment advisor specializing in investments in closed-end investment companies and from 1993 to 1994 he was a health care consultant for Value Health Sciences, a health care advisory firm.

Phillip Goldstein -Age 53

     Since 1992, Mr. Goldstein has served as an investment advisor for a limited number of clients and as the portfolio manager of Opportunity Partners, L.P. ("Opportunity"). He is president of Kimball & Winthrop, Inc., Opportunity's general partner. Mr. Goldstein has been a private investor in closed-end investment companies since 1974 and an advocate for shareholders' rights since 1996.

Description of Pending Litigation

The Emerging Germany Fund Litigation

     Phillip Goldstein, Kimball & Winthrop, Inc., and Opportunity are named defendants in an action for injunctive relief filed on April 8, 1998 in the United States District Court for the Southern District of New York ("Southern District") by The Emerging Germany Fund, Inc. ("FRG"). FRG filed this action immediately after canceling its 1998 annual meeting scheduled for April 27, 1998, and has stated that it will not schedule an annual meeting until the litigation has been resolved.

     In its action, FRG alleges that the defendants solicited proxies in violation of Section 14(a) of the Securities Exchange Act of 1934 ("Exchange Act") in connection with certain postings by Mr. Goldstein on an Internet bulletin board. FRG also alleges that Mr. Goldstein, Opportunity, and two other defendants, Ronald Olin and Deep Discount Advisors, Inc., were a "group" within the meaning of Section 13(d) of the Williams Act, and had failed to file a
Schedule 13D.

     All defendants have moved to dismiss FRG's complaint. Those motions are pending. In addition, Opportunity has filed a related action against FRG and its directors for declaratory and injunctive relief alleging that FRG's management violated Section 14(a) of the Exchange Act and took actions, including the adoption of an advance notice by-law and cancellation of the annual meeting, for the purpose of entrenching management and depriving the shareholders of their right to vote. FRG has filed an answer to Opportunity's complaint, and discovery has been stayed pending a decision on the motions to dismiss FRG's case.

The Emerging Mexico Fund Litigation

     On June 10, 1998, Opportunity filed an action for declaratory and injunctive relief against The Emerging Mexico Fund, Inc. ("MEF") and its directors in the Southern District alleging that the defendants violated Section 14(a) of the Exchange Act and Section 36 of the 1940 Act by, among other things, precluding Opportunity from presenting certain proposals and nominees for election as directors at MEF's 1998 annual stockholders' meeting. The complaint alleges that the defendants improperly used MEF's advance notice by-law to eliminate any challenge to management, and that MEF made misleading statements in its proxy statement with respect to certain shareholder proposals. The action seeks to nullify any election of management's nominees for director, and to compel MEF to hold a meeting at which shareholders may present nominees for director, as well as other proposals.

     MEF has answered Opportunity's complaint and has filed counterclaims against Opportunity, Phillip Goldstein and Kimball & Winthrop, Inc., alleging that Goldstein solicited proxies via a posting on an Internet bulletin board and comments solicited by financial journalists for the election of Opportunity's nominees (which MEF had determined could not be elected at the annual meeting) in violation of Section 14(a) of the Exchange Act. Goldstein, Kimball & Winthrop, Inc. and Opportunity have moved to dismiss MEF's claims.

The Gabelli Global Multimedia Trust Litigation

     On or about September 4, 1997, a lawsuit seeking class action status was commenced in the Southern District against the Gabelli Global Multimedia Trust ("Trust") and its directors alleging violations of Section 14(a) of the Exchange Act and Section 20(a) of the 1940 Act (and as against the directors, breach of fiduciary duty) and seeking rescission of the issuance of preferred stock by the Trust and other relief (Opportunity Partners L.P. v. Gabelli Global Multimedia Trust Inc. et al, United States District Court, Southern District of New York, 97 Civ. 6392 (BDP)). The complaint alleges that the Trust's proxy statement used in connection with the 1997 Annual Meeting contained material misstatements and omissions in connection with a proposal to amend the restriction on the issuance of senior securities. On January 16, 1998, the defendants opposed the motion for class certification which is now under the court's consideration.

     Copies of all pleadings in the above actions are available upon request to Gregory E. Keller, Esq. of the law firm of Silverman, Harnes, Harnes, Prussin & Keller, 750 Lexington Avenue, New York, NY 10022, Tel. (212) 754-2333.

The Global Health Sciences Fund Litigation

     In December 1996, a lawsuit seeking class action status was commenced in the United States District Court for the District of Colorado by Advantage Partners, L.P., of which Adam Shapiro, a Goldstein Nominee, is general partner, against the Invesco Trust Company, Invesco Funds Group, Inc., Invesco PLC and the directors of the Global Health Sciences Fund ("GHSF") (Advantage Partners, L.P. v. Invesco Trust Company, et. al., United States District Court, District of Colorado, 96-D-2824). The plaintiff challenges the manner in which the 1996 capital gains distribution was made by GHSF. Counsel for the defendants and plaintiff have reached a settlement agreement in principle. The settlement is due to be submitted to the court shortly for preliminary approval. GHSF will have no financial obligation under the settlement.

Stock Ownership

     As of the record date, Goldstein may be deemed the beneficial owner of 9,400 shares of Common Stock or 0.2% of the total outstanding shares of Common Stock of the Fund. Such shares include 100 shares of Common Stock owned directly by Mr. Goldstein jointly with his wife, and 9,300 shares of Common Stock owned by Opportunity and other clients, for which Mr. Goldstein serves as investment advisor. To the extent the value of the assets of the accounts of his advisory clients increases, Goldstein's compensation will increase accordingly. In addition, Mr. Kelly beneficially owns 5,800 shares of the Fund's Common Stock as of July 24, 1998. None of the other Goldstein Nominees purchased or sold any shares of the Fund's Common Stock during the past two years nor are any of the other Goldstein Nominees the beneficial owners of any shares of Common Stock as of June 26, 1998. The following table sets forth purchases and sales of the shares of the Fund's Common Stock beneficially owned by the Goldstein Nominees, both as of record date and as of the date of this proxy statement during the past two years.

                United Kingdom Fund-Purchase and Sales -Phillip Goldstein

                  Dated                                                Number of Shares
                                                                       Purchased or Sold
                  10/27/97                  Purchase                            15,000
                  12/8/97                   Sale                                  8,100
                  4/1/98                    Sale                                  7,500
                  5/12/98                   Purchase                              3,500
                  5/14/98                   Purchase                              5,000
                  6/11/98                   Purchase                                 700
                  6/22/98                   Purchase                                 100
                  6/29/98                   Purchase                            50,000
                  7/6/98                    Purchase                            50,000
                  7/21/98                   Purchase                              5,000
                  7/22/98                   Purchase                              3,000
                  7/28/98                   Purchase                            12,200


         Net Position as of June 26, 1998 = 9,400 shares beneficially owned

     Net Position as of August 10, 1998 = 129,600 shares beneficially owned


            United Kingdom Fund-Purchase and Sales -Robert Kelly IRA

                  Dated                                      Number of Shares
                                                             Purchased or Sold
                  7/23/98                   Purchase                3,900
                  7/24/98                   Purchase                1,900


          Net Position as of June 26, 1998 = No shares beneficially owned

       Net Position as of August 10, 1998 = 5,800 shares beneficially owned


     The persons listed in the accompanying form of proxy intend to vote each such proxy FOR the election of the Goldstein Nominees, as listed above, unless a stockholder specifically indicates the desire to withhold authority to vote for any one or more of the Goldstein Nominees. It is not contemplated that any Goldstein Nominee will be unable to serve as a Director for any reason, but if that should occur prior to the Meeting, the proxy holders reserve the right to substitute another person or persons of their choice as a Goldstein Nominee or as Goldstein Nominees. Each Goldstein
                                                         7

     Nominee listed above has consented to being named in this Proxy Statement and has agreed to serve as a Director if elected.

     None of the Goldstein Nominees has ever been an officer, employee, director, general partner or principal shareholder of Merrill Lynch, the ultimate parent company of the Fund's investment manager, or any affiliate thereof, nor has any of the Goldstein Nominees had any other material direct or indirect interest in such ultimate parent company or any of its affiliates or the Fund's principal underwriter or administrator. None of the Goldstein Nominees or any of their affiliates is engaged in any material pending legal proceedings adverse to the Fund or any of its affiliates. None of the Goldstein Nominees has been convicted in a criminal proceeding within the past 10 years.

     In the event that the Goldstein Nominees are elected as Directors at the Annual Meeting, they will receive an annual fee of $7,500 (except the Chairman who will receive an annual fee of $12,500), the same compensation as is paid to the current Directors. According to the Fund's Proxy Statement, each director who is not an interested person (as defined in the 1940 Act) received from the Fund an annual fee of $7,500 for the fiscal year ended on March 31, 1998, except the Chairman, who received a fee of $12,500 for serving in such capacity. All directors were entitled to receive any out-of-pocket travel expenses for attendance at meetings.

     If elected, the five Goldstein Nominees will constitute a majority of the eight director positions up for election. Stockholders should be aware that if they choose to vote for the Goldstein Nominees, they will revoke any prior proxy and therefore not exercise their full voting power to elect the entire Board of Directors. Furthermore, if the Goldstein Nominees are elected, the management nominees who may also be elected may refuse to serve as Directors. In such case, it is the intention of the Goldstein Nominees not to fill the three vacancies created, thereby reducing the total annual remuneration payable to Directors by approximately $22,500.

     The Goldstein Nominees have not yet determined whether to retain the Fund's current investment manager, Mercury Asset Management International Channel Islands Ltd., its investment adviser, Mercury Asset Management International Ltd., or its executive officers who are affiliated with these entities. GOLDSTEIN RECOMMENDS A VOTE FOR THE ELECTION OF ALL OF THE
GOLDSTEIN NOMINEES NAMED ABOVE.


                                                   PROPOSAL No. 2

                                     RATIFICATION OR REJECTION OF THE SELECTION
                                              OF INDEPENDENT AUDITORS

     In its proxy statement, the Fund has disclosed that pursuant to the 1940 Act, a majority of the directors of the Fund who are not "interested persons" of the Fund have selected Ernst & Young LLP as the Fund's independent accountants for the fiscal year ending March 31, 1999.

GOLDSTEIN RECOMMENDS THAT YOU VOTE FOR RATIFICATION OF THE
REAPPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS.

                                                  PROPOSAL No. 3

                         AMENDMENT AND RESTATEMENT OF THE CHARTER TO CONVERT
                                   THE FUND FROM A CLOSED-END INVESTMENT COMPANY
                                         TO AN OPEN-END INVESTMENT COMPANY

     Management's Proxy statement discloses that the Fund's prospectus dated August 6, 1987 provides that, in the event the Fund's shares trade at an average discount from net asset value exceeding 10% on the last day of the first 12 weeks of a year, the Fund must submit to its stockholders at the next annual meeting a proposal to amend the Fund's charter to provide that, upon the adoption of an amendment by holders of two-thirds of the Fund's outstanding shares, it will convert to an open-end investment company. During the first 12 full weeks of this year, the Fund's shares traded at an average discount from net asset value of 11.25%, thus exceeding the 10% threshold described above and triggering the proposal to convert the Fund to an open-end investment company. As of August 7, 1998, the Fund's shares traded at a discount from net asset value of 16%.

     Management's Proxy Materials state that on June 3, 1998, the current Board satisfied the requirements of the Maryland General Corporation Law with respect to this Proposal when it approved an amendment to the Fund's Articles of Incorporation that would convert the Fund to an open-end investment company (if approved by two-thirds of the outstanding shares entitled to vote on the matter) and declared the proposed amended and restated articles of incorporation advisable. The current Board also determined that it will reconvene and implement a plan to either convert the Fund to an open-end fund, liquidate the Fund or merge with an open-end fund as soon as practicable after the stockholders' vote if holders of a majority of outstanding shares vote for open-ending. Open-ending the Fund requires the approval of at least a majority of the Fund's outstanding shares and merging or liquidating the Fund requires the approval of at least two-thirds of the Fund's outstanding shares. On June 3, 1998, the current Board concluded that it was in the long-term best interest of stockholders for the Fund to remain a closed-end fund.

     Management's Proxy Materials set forth in great detail what the Board believes are the advantages and disadvantages of both the open-end and closed-end formats. This exhaustive presentation ignores the salient point that the overwhelming majority of the shares that were voted on the proposal to open-end the Fund at the annual meeting of stockholders held in 1997 supported the proposal. Last year, despite the current Board's opposition, 812,874 votes were cast "For" open-ending, 476,310 votes were cast "Against" and 33,006 votes "Abstained." While such votes are insufficient to pass such proposal, we believe that they represent support for action to enhance shareholder value by narrowing the discount to NAV.

     Goldstein therefore urges each stockholder to take this opportunity to convey an unequivocal message to the Board that he or she favors prompt action to increase shareholder value by voting FOR the conversion of the Fund from a closed-end format to an open-end format.

GOLDSTEIN RECOMMENDS THAT YOU VOTE FOR CONVERSION OF THE FUND
FROM A CLOSED-END INVESTMENT COMPANY TO AN OPEN-END INVESTMENT
COMPANY.

                                                   OTHER MATTERS

     Goldstein's costs and expenditures for this solicitation including fees for attorneys, printing and mailing are anticipated to be approximately $20,000. Goldstein intends to seek reimbursement from the Fund for these costs and expenditures.

     Goldstein is not aware of any other matters which may come before the Meeting. Should any such matters with respect to the Fund properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on such matters.

]IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE,
STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON
ARE URGED TO PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED
GREEN PROXY CARD IN THE ENCLOSED STAMPED ENVELOPE.


Pleasantville, New York
August 26, 1998

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                                                 PHILLIP GOLDSTEIN
                                                 60 HERITAGE DRIVE
                                              PLEASANTVILLE, NY 10570
                                                  (914) 747-5262
                                                Fax (914) 747-5258


                                                            August 26 , 1998

Dear Fellow Stockholders:

     I am a stockholder of The United Kingdom Fund, Inc. ("Fund"), currently holding beneficially 129,400 shares. Because I do not believe the current Board of Directors has been responsive to the wishes of the stockholders to enhance shareholder value, I recommend that you vote for (i) the election of the following slate of nominees to the Board of Directors of the Fund: Richard Barone, Gerald Hellerman, Robert Kelly, Adam Shapiro and Phillip Goldstein (collectively, the "Goldstein Nominees"); (ii) the ratification of Ernst & Young LLP as the Fund's independent auditors; (iii) the amended and restated Charter to convert the Fund from a closed-end investment company to an open-end investment company and (iv) such other business as may properly come before the Meeting or any adjournment thereof at the Fund's meeting of Stockholders called for 11:00 a.m., September 15, 1998 at the Waldorf-Astoria Hotel, 301 Park Avenue, 4th Floor, New York, New York.

     Please carefully review the enclosed Proxy Statement for additional information about my Nominees and the other Proposals that will be introduced at the Meeting.

     Whether or not you expect to attend the Meeting, please promptly mark, sign, date and mail your GREEN proxy card in the enclosed envelope.

     This is the first time that shareholders have had a meaningful opportunity to determine the destiny of the Fund. Therefore, I urge you to carefully consider these important matters. If you have any questions, please call me at
(914) 747-5262.

                                                              Very truly yours,



                                                              Phillip Goldstein






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                                                       PROXY

                                            THE UNITED KINGDOM FUND INC.

                                           ANNUAL MEETING OF SHAREHOLDERS

                     THIS PROXY IS SOLICITED ON BEHALF OF PHILLIP GOLDSTEIN

                         September 15, 1998                          11:00 a.m.

     The undersigned hereby appoints Phillip Goldstein, Steven Samuels and Rajeev Das, and each of them jointly and severally, proxies with full power of substitution and revocation, to vote on behalf of the undersigned all shares of Common Stock of The United Kingdom Fund, Inc. which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held September 15, 1998, at the Waldorf-Astoria Hotel, 301 Park Avenue, 4th Floor, New York, New York, or any postponements or adjournments thereof.

         1. ELECTION OF DIRECTORS:

     1. Goldstein Nominees Election of Richard Barone, Gerald Hellerman, Robert Kelly, Adam Shapiro and Phillip Goldstein.

 FOR all nominees |_|               WITHHOLD AUTHORITY for all nominees |_|

     Instruction: To withhold authority to vote for election of one or more persons nominated by Mr. Goldstein, write the names in the space provided.




         2. RATIFICATION OF SELECTION OF ERNST & YOUNG LLP AS
INDEPENDENT ACCOUNTANTS:

FOR  |_|                 AGAINST |_|                            ABSTAIN |_|


(Continued and to be signed on reverse side.)



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         3. CONVERSION OF THE FUND FROM A CLOSED-END INVESTMENT
COMPANY TO AN OPEN-END INVESTMENT COMPANY:

 FOR  |_|        AGAINST |_|                         ABSTAIN |_|

     In their discretion, to vote upon proposed adjournments and such other business as may properly come before the meeting or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED TO ELECT MESSRS. BARONE, HELLERMAN, KELLY, SHAPIRO AND GOLDSTEIN, TO APPROVE THE APPOINTMENT OF ERNST & YOUNG LLP AS THE FUND'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING MARCH 31, 1998 AND TO APPROVE AN AMENDMENT TO THE FUND'S CHARTER TO CONVERT THE FUND FROM A CLOSED-END INVESTMENT COMPANY TO AN OPEN-END INVESTMENT COMPANY.


                                        Dated:_______________________________

                                        ____________________________________
                                        Signature

                                        ____________________________________
                                        Signature if held jointly

     (Please sign exactly as ownership appears on this proxy. Where stock is held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.)

                                            Please mark, date, sign and
                                       return Proxy in the enclosed envelope.





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